Filed by Market Vectors ETF Trust (Commission File Nos. 333-123257; 811-10325)

Series ID: S000034406 Class ID: C000105864

 Series ID: S000034407 Class ID: C000105865

Series ID: S000034408 Class ID: C000105866

Series ID: S000034409 Class ID: C000105867

Series ID: S000034410 Class ID: C000105868

Series ID: S000034411 Class ID: C000105869
Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Companies: Biotech HOLDRS Trust (Commission File No. 001-15044)

Oil Service HOLDRS Trust (Commission File No. 001-16311)

Pharmaceutical HOLDRS Trust (Commission File No. 001-15653)

Regional Bank HOLDRS Trust (Commission File No. 001-15965)

Retail HOLDRS Trust (Commission File No. 001-16369)

Semiconductor HOLDRS Trust (Commission File No. 001-15855)

Contact:	Mike MacMillan/Chris Sullivan
MacMillan Communications
212.473.4442
mike@macmillancom.com

VAN ECK® GLOBAL AND MERRILL LYNCH ENTER

AGREEMENT REGARDING OIL SERVICES HOLDRS TRUST (OIH)
AND FIVE OTHER HOLDRS®

Investors in Six HOLDRS to be Asked to
Exchange into Market Vectors® ETFs

NEW YORK, (August 12, 2011) – Van Eck Global and Merrill Lynch & Co., a subsidiary of Bank of America Corporation ("Merrill Lynch"), have entered into an agreement relating to Merrill Lynch-sponsored HOLding Depository ReceiptS (“HOLDRS”). Van Eck’s Market Vectors ETF Trust plans to offer investors in six HOLDRS -- Oil Services (OIH), Semiconductor (SMH), Pharmaceutical (PPH), Biotech (BBH), Retail (RTH), and Regional Bank (RKH) -- the opportunity to exchange their shares in these funds for shares of new Market Vectors exchange-traded funds (ETFs). These HOLDRS had approximately $3.65 billion in aggregate assets and a combined 30-day average daily trading volume of approximately 20.07 million shares as of the close of trading on August 11, 2011. Terms of the transaction were not disclosed.

Van Eck’s proposed exchange offer is expected to allow participating investors the opportunity for uninterrupted exposure to target industries. The new ETFs are expected to retain the corresponding HOLDRS’ ticker symbols. Van Eck expects the exchange offer to be launched early in the fourth quarter of 2011 and the transaction to be consummated later in the fourth quarter of 2011. The exchange offer documents, which are expected to be filed with the Securities Exchange Commission (“SEC”) in September 2011, will contain information about the transaction including its mechanics and potential tax implications.

“As a leading provider of exchange-traded funds, Van Eck Global is an excellent partner for us on this transaction,” said Liam O’Neil, Head of Market Linked Solutions at Merrill Lynch.

The table below presents the six HOLDRS as well as ticker symbols, names and underlying indices of the soon-to-be-launched Market Vectors ETFs. (The table includes links to information about the underlying indices, including methodology and constituents.)   The six new ETFs will be part of Van Eck’s family of Market Vectors ETFs. Upon the completion of Van Eck’s expected exchange offer, Merrill Lynch intends to delist the six HOLDRS included in the transaction and liquidate them thereafter.

Ticker	HOLDRS	Market Vectors ETFs	Market Vectors Indices
HOLDRS/ETFs INCLUDED IN EXCHANGE OFFER:
OIH	Oil Services	Market Vectors Oil Services ETF	Market Vectors US Listed Oil Services 25 Index (MVOIHTR)
SMH	Semiconductor	Market Vectors Semiconductor ETF	Market Vectors US Listed Semiconductor 25 Index (MVSMHTR)
PPH	Pharmaceutical	Market Vectors Pharmaceutical ETF	Market Vectors US Listed Pharmaceutical 25 Index (MVPPHTR)
BBH	Biotech	Market Vectors Biotech ETF	Market Vectors US Listed Biotech 25 Index (MVBBHTR)
RTH	Retail	Market Vectors Retail ETF	Market Vectors US Listed Retail 25 Index (MVRTHTR)
RKH	Regional Bank	Market Vectors Money-Center Bank ETF	Market Vectors US Listed Money-Centre Bank 25 Index (MVRKHTR)

ETFs vs. HOLDRS

Van Eck believes that ETFs offer a more dynamic investment vehicle than HOLDRS since ETFs are better able to reflect changes in the composition of industry sectors that inevitably occur over time. When first introduced in 1999, HOLDRS were an innovative product that gave investors an opportunity to gain broad exposure to certain sectors through a single market-traded security. HOLDRS use a depositary trust structure which means that their initial portfolio of securities generally remains static over time. In comparison, ETFs are able to rebalance their portfolios periodically and thereby track an underlying index. “We believe ETFs offer significant advantages over HOLDRS in their ability to evolve with a dynamic underlying index; this in turn leads to enhanced diversification and broader-based representation of a market or industry segment,” said Adam Phillips, Managing Director of ETFs at Van Eck. “We are pleased to have been chosen by Merrill Lynch to partner with them in this important transaction.”

About the New ETFs

Trading in the new ETFs is expected to begin immediately after the completion of the exchange offer. The underlying indices for the new Market Vectors ETFs seek to represent the most liquid stocks within that particular industry. The top 25 constituents based on full market cap and three-month average daily trading volume are included in each index. The indices include companies that generate at least 50% of their revenues from the relevant industry; individual company weightings are capped at 20%. The indices will be reviewed semi-annually, with weighting caps applied quarterly. Index information, including daily constituents, can be found on vaneck.com/holdrs.

About Van Eck Global

Founded in 1955, Van Eck Global was among the first U.S. money managers helping investors achieve greater diversification through global investing. Today the firm continues this 55+ year tradition by offering global investment choices in hard assets, emerging markets, precious metals including gold, and other specialized asset classes.

Market Vectors exchange-traded products have been offered by Van Eck Global since 2006 when the firm launched the nation’s first gold mining ETF. Today, Market Vectors ETFs and ETNs span several asset classes, including equities, fixed income (municipal and international bonds) as well as currency markets. As of June 30, 2011, Market Vectors ETFs had total assets of $22.9 billion, making them the sixth-largest ETF family in the U.S. and the ninth-largest worldwide.

Van Eck Global also offers mutual funds, insurance portfolios, separate accounts and alternative investments. Designed for investors seeking innovative choices for portfolio diversification, Van Eck Global’s investment products are often categorized in asset classes having returns with low correlations to those of more traditional U.S. equity and fixed income investments.

For More Information

Interested parties wishing to gain more information can call D.F. King & Co., Inc., the Information Agent, at 800.290.6424, or visit vaneck.com/holdrs. Investors of the six HOLDRS will be receiving an information package following commencement of the expected exchange offer containing instructions on how to participate in the exchange offer.

# # #

Important Disclosure

The information contained in the registration statements for the new ETFs referred to herein is not complete and may be changed. Van Eck may not sell these securities until the registration statements filed with the Securities and Exchange Commission become effective. The prospectus (or Statement of Additional Information) contained in each registration statement is not an offer to sell the securities referenced therein and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

This press release is neither an offer to buy nor a solicitation of an offer to sell any of the HOLDRS or new ETF shares. The exchange offer will be made only pursuant to the exchange offer documents, which have not yet been filed with the Securities and Exchange Commission.  INVESTORS AND SECURITY HOLDERS OF HOLDRS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND OTHER RELEVANT MATERIALS, WHEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, CAREFULLY IN THEIR ENTIRETY AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE EXCHANGE OFFER.

All information in this press release (other than opinions or expectations) concerning applicable HOLDRS, including their business and operations was provided by Merrill Lynch & Co. All information in this press release concerning Van Eck ETFs, including its business, operations and financial results, was provided by Van Eck. Information on HOLDRS assets under management and trading volume was sourced from Bloomberg.

Certain statements made in this press release that are not historical facts are referred to as "forward-looking statements" under the U.S. federal securities laws. Actual future results or occurrences may differ significantly from those anticipated in any forward-looking statements due to numerous factors. Generally, the words "believe," "expect," "intend," "estimate," "anticipate," "project," "will" and similar expressions identify forward-looking statements, which generally are not historical in nature. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ from the historical experience of Van Eck and the ETFs managed by Van Eck and its present expectations or projections. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Van Eck and the ETFs managed by Van Eck undertake no responsibility to update publicly or revise any forward-looking statements.

Investing involves risk, including possible loss of principal. An investor should consider the investment objective, risks, charges and expenses of an ETF carefully before investing. Please read the prospectus and summary prospectus carefully before investing.

Investors may obtain free copies of the prospectus and summary prospectus, exchange offer documents, and other documents (when they become available) filed with the SEC at the SEC’s web site at www.sec.gov. In addition, free copies of the prospectus and summary prospectus, exchange offer documents and other documents filed with the SEC may also be obtained after the registration statements become effective by directing a request to: Van Eck Securities Corporation, Distributor, 335 Madison Avenue, New York, NY 10017 or by calling: (800) 826-2333 or visiting vaneck.com/etf.

The indexes referred to herein are published by and are the exclusive property of Market Vectors Index Solutions GmbH, which has contracted with Structured Solutions AG to maintain and calculate the Indexes. Structured Solutions AG uses its best efforts to ensure that the Indices are calculated correctly.  Structured Solutions AG has no obligation to point out errors in the Indices to third parties.

Van Eck Securities Corporation, Distributor, 335 Madison Avenue, New York, NY 10017